# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TORO CORP., CIK 0001941131
CUSIP: Y8900D108
Title of class of securities: Common Shares, USD 0.001 par value per share
Address of issuer's principal executive offices: 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, Limassol, Cyprus (G4), 3036
Date of event which requires filing of this statement: 11/06/2025
Amends the filing with accession number 0000950157-25-000790
Filed by CIK 0001974347
Persons authorized to receive notices and communications: Petros Panagiotis Panagiotidis, 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, Limassol, Cyprus (G4), 3036, 00 357 25 357 768

## Reporting persons
- Pani Corp. (CIK 0001974347): type of reporting person: corporation (CO); citizenship or place of organization: Liberia (N0); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 12,711,240; sole dispositive power 0; shared dispositive power 8,511,240; aggregate amount beneficially owned 12,711,240 (59.2% of the class)
  Comment: Note to Row 8: Consists of (a) 8,500,000 common shares, par value $0.001 per share, of the Issuer (each common share of the Issuer, a "Share") acquired by Pani Corp. in a private placement on April 17, 2023, (b) 11,240 Shares acquired by Pani Corp. from Thalassa Investment Co. S.A., an entity controlled by Mr. Panagiotidis, on April 25, 2023, (c) 1,100,000 Shares underlying restricted stock (the "Restricted Shares"), which were granted to Mr. Panagiotidis on September 28, 2023 and transferred to Pani Corp. on October 2, 2023, (d) 760,000 Restricted Shares, which were granted to Mr. Panagiotidis on May 31, 2024 and transferred to Pani Corp. on June 3, 2024, and (e) 2,340,000 Restricted Shares, which were granted to Mr. Panagiotidis on November 6, 2025 and transferred to Pani Corp. on November 7, 2025. See Item 5(a) of this Amendment No. 3 for further information on the Restricted Shares.
  
  Note to Row 10: Consists of (a) 8,500,000 Shares acquired by Pani Corp. in a private placement on April 17, 2023 and (b) 11,240 Shares acquired by Pani Corp. from Thalassa Investment Co. S.A., an entity controlled by Mr. Panagiotidis, on April 25, 2023.
  
  Note to Row 13: Percentage ownership is calculated by using a denominator of 21,473,509 Shares, consisting of (a) 19,073,509 Shares outstanding as of October 1, 2025, as disclosed by the Issuer in its earnings press release furnished on Form 6-K with the SEC on October 1, 2025, plus (b) 2,400,000 Restricted Shares granted by the Issuer on November 6, 2025 pursuant to the 2025 Equity Incentive Plan.
- Petros Panagiotis Panagiotidis: type of reporting person: individual (IN); citizenship or place of organization: Greece (J3); source of funds: personal funds (PF); sole voting power 0; shared voting power 12,711,240; sole dispositive power 0; shared dispositive power 8,511,240; aggregate amount beneficially owned 12,711,240 (59.2% of the class)
  Comment: Notes to Row 8:
  (1) Consists of (a) 8,500,000 Shares acquired by Pani Corp. in a private placement on April 17, 2023, (b) 11,240 Shares acquired by Pani Corp. from Thalassa Investment Co. S.A., an entity controlled by Mr. Panagiotidis, on April 25, 2023, (c) 1,100,000 Restricted Shares which were granted to Mr. Panagiotidis on September 28, 2023 and transferred to Pani Corp. on October 2, 2023, (d) 760,000 Restricted Shares, which were granted to Mr. Panagiotidis on May 31, 2024 and transferred to Pani Corp. on June 3, 2024, and (e) 2,340,000 Restricted Shares, which were granted to Mr. Panagiotidis on November 6, 2025 and transferred to Pani Corp. on November 7, 2025. See Item 5(a) of this Amendment No. 3 for further information on the Restricted Shares.
  
  (2) Pelagos Holdings Corp, an entity controlled by Mr. Panagiotidis, also owns 40,000 Series B Preferred Shares of the Issuer. Each Series B Preferred Share has the voting power of 100,000 Shares.
  
  (3) Mr. Panagiotidis is the sole shareholder of Pani Corp. and he disclaims beneficial ownership of the 12,711,240 Shares, except to the extent of his pecuniary, voting and dispositive interests in such Shares.
  
  Note to Row 10: Consists of (a) 8,500,000 Shares acquired by Pani Corp. in a private placement on April 17, 2023 and (b) 11,240 Shares acquired by Pani Corp. from Thalassa Investment Co. S.A., an entity controlled by Mr. Panagiotidis, on April 25, 2023.
  
  Note to Row 13: Percentage ownership is calculated by using a denominator of 21,473,509 Shares, consisting of (a) 19,073,509 Shares outstanding as of October 1, 2025, as disclosed by the Issuer in its earnings press release furnished on Form 6-K with the SEC on October 1, 2025, plus (b) 2,400,000 Restricted Shares granted by the Issuer on November 6, 2025 pursuant to the 2025 Equity Incentive Plan.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, USD 0.001 par value per share
Name of issuer: TORO CORP.
Address of issuer's principal executive offices: 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, Limassol, Cyprus (G4), 3036
Comment:
This Statement constitutes Amendment No. 3 (this "Amendment No. 3") to the Schedule 13D (the "Original Schedule 13D") initially filed with the Securities and Exchange Commission ("SEC") on April 27, 2023 by Pani Corp. and Petros Panagiotis Panagiotidis with respect to the common shares, par value $0.001 per share, of Toro Corp. (the "Issuer"), which Original Schedule 13D was amended by Amendment No. 1 filed on October 2, 2023 ("Amendment No. 1") and by Amendment No. 2 filed on June 4, 2024 ("Amendment No. 2", the Original Schedule 13D, as amended by Amendment No. 1 and Amendment No. 2, the "Schedule 13D"). This Amendment No. 3 is being filed to report the grant of an award of restricted stock to Mr. Panagiotidis by the Issuer, which restricted stock was transferred to Pani Corp. on November 7, 2025.

This Amendment No. 3 amends the Schedule 13D on behalf of the undersigned to furnish the information set forth herein. Except as set forth below, all Items of the Schedule 13D remain unchanged. Capitalized terms used but not defined in this Amendment No. 3 have the meanings assigned to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended to add the following at the end thereof:

In connection with his service as an officer and director of the Issuer, on November 6, 2025, Mr. Panagiotidis was granted an award of 2,340,000 Restricted Shares pursuant to the Issuer's 2025 Equity Incentive Plan (the "2025 Equity Incentive Plan") and the Restricted Stock Award Agreement, dated as of November 6, 2025 (the "2025 Award Agreement"), between the Issuer and Mr. Panagiotidis. Subject to the terms and conditions of the 2025 Equity Incentive Plan and the 2025 Award Agreement, 780,000 Restricted Shares, 780,000 Restricted Shares and 780,000 Restricted Shares will vest on November 6, 2026, November 6, 2027 and November 6, 2028, respectively. On November 7, 2025, Mr. Panagiotidis transferred the Restricted Shares to Pani. The Reporting Persons have not paid any consideration in connection with the Restricted Shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

The Reporting Persons may be deemed to be the beneficial owner of 12,711,240 Shares, which includes (i) 1,100,000 Restricted Shares, which were granted to Mr. Panagiotidis on September 28, 2023 and transferred to Pani on October 2, 2023, (ii) 760,000 Restricted Shares, which were granted to Mr. Panagiotidis on May 31, 2024 and transferred to Pani Corp. on June 3, 2024 and (iii) 2,340,000 Restricted Shares, which were granted to Mr. Panagiotidis on November 6, 2025 and transferred to Pani Corp. on November 7, 2025.

Of the 1,100,000 Restricted Shares granted on September 28, 2023, 500,000 Restricted Shares, 300,000 Restricted Shares and 300,000 Restricted Shares have vested or will vest, as applicable, on September 28, 2024, September 28, 2025 and September 28, 2026, respectively. The Reporting Persons hold shared voting power and shared dispositive power over the 800,000 of such Restricted Shares that have vested and the Reporting Persons hold shared voting power and no dispositive power of the remaining 300,000 of such Restricted Shares prior to vesting.

Of the 760,000 Restricted Shares granted on May 31, 2024, 260,000 Restricted Shares, 250,000 Restricted Shares and 250,000 Restricted Shares have vested or will vest, as applicable, on May 31, 2025, May 31, 2026 and May 31, 2027, respectively. The Reporting Persons hold shared voting power and shared dispositive power over the 260,000 of such Restricted Shares that have vested and the Reporting Persons hold shared voting power and no dispositive power of the remaining 500,000 of such Restricted Shares prior to vesting.

Of the 2,340,000 Restricted Shares granted on November 6, 2025, 780,000 Restricted Shares, 780,000 Restricted Shares and 780,000 Restricted Shares will vest on November 6, 2026, November 6, 2027 and November 6, 2028, respectively. The Reporting Persons hold shared voting power and no dispositive power of such Restricted Shares prior to vesting.

Pani is controlled by Mr. Panagiotidis. Mr. Panagiotidis may be considered to be a beneficial owner of the Shares held by Pani by virtue of his control of the equity and voting power of Pani.

The Shares held by the Reporting Persons represent approximately 59.2% of the outstanding Shares. Such percentage is calculated by using a denominator of 21,473,509 Shares, consisting of (a) 19,073,509 Shares outstanding as of October 1, 2025, as disclosed by the Issuer in its earnings press release furnished on Form 6-K with the SEC on October 1, 2025, plus (b) 2,400,000 Restricted Shares granted by the Issuer on November 6, 2025 pursuant to the 2025 Equity Incentive Plan.

Pelagos Holdings Corp, an entity controlled by Mr. Panagiotidis, also owns 40,000 Series B Preferred Shares of the Issuer. Each Series B Preferred Share has the voting power of 100,000 Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(a) of this Amendment No. 3 is incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: The response set forth in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 5(c). Except as described herein, the Reporting Persons, and to their knowledge, the Sole Director, have not effected any transactions in the Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended by adding the following at the end thereof:

Pursuant to the 2025 Award Agreement, on November 6, 2025, Mr. Panagiotidis was granted an award of 2,340,000 Restricted Shares under the 2025 Equity Incentive Plan, of which 780,000 Restricted Shares, 780,000 Restricted Shares and 780,000 Restricted Shares will vest on November 6, 2026, November 6, 2027 and November 6, 2028, respectively. Prior to vesting, the Restricted Shares may not be sold, transferred or otherwise disposed of and may not be pledged or otherwise hypothecated; provided that Mr. Panagiotidis may transfer the Restricted Shares to Permitted Holders (as defined in the Award Agreement) (and Mr. Panagiotidis transferred the Restricted Shares to Pani on November 7, 2025). Under the Award Agreement, "Permitted Holders" means (i) the spouse, the ascendants, descendants and/or other immediate family members of the Grantee (as defined in the Award Agreement); (ii) any legal entity controlled by the Grantee or any of the foregoing persons described in sub-clause (i); (iii) in the event of incapacity (as adjudicated by a court of competent jurisdiction) or death of any of the persons described in sub-clause (i), such person's estate, executor, administrator, committee or other personal representative; or (iv) any trusts, general partnerships or limited partnerships created for the benefit of the persons described in sub-clauses (i) or (iii). Additionally, prior to vesting, provided that the Restricted Shares have not been forfeited, the holder of the Restricted Shares shall have all of the rights of a stockholder with respect to the Restricted Shares, including the right to vote the Restricted Shares and to receive freely all dividends or other distributions (in cash or in kind) paid or made with respect thereto. A copy of the 2025 Award Agreement is attached to this Schedule 13D as Exhibit 7 hereto, and is incorporated in its entirety into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 7.1 Restricted Stock Award Agreement, dated as of November 6, 2025, between Toro Corp. and Mr. Panagiotidis.

## Signatures
- Pani Corp.: /s/ Andreas Avgousti, Andreas Avgousti / Director (11/10/2025)
- Petros Panagiotis Panagiotidis: /s/ Petros Panagiotis Panagiotidis, Petros Panagiotis Panagiotidis (11/10/2025)